                                                                     EXHIBIT 4.6





                       SUMMARY OF EMPLOYMENT ARRANGEMENTS

                        BETWEEN BAYER AKTIENGESELLSCHAFT

                              AND DR. RICHARD POTT





Term: Dr. Pott was appointed member of the Board of Management of the Company by the Supervisory Board effective May 1, 2002. The term will expire on April 30, 2007.


Compensation: The aggregate remuneration of Dr. Pott for 2002 is comprised of the following elements:

Fixed salary: EUR 271.832. Dr. Pott also received remuneration in kind totaling EUR 13.517 and consisting mainly of amounts such as the value assigned to the use of a company car for taxation purposes.

Variable Bonus: EUR 320.332 (determined by reference to the dividend distributed by the Company)

Stock option rights: Dr. Pott did not participate in the stock option program.

Retirement: The Company will pay Dr. Pott a monthly pension equal to 80 percent of the last monthly base salary received while in service. These amounts are in addition to any amounts received as a result of his participation in Bayer's Employee Pension Plan (See Item 6). He will be entitled to receive the pension upon completion of 30 years of services with the Bayer group or 8 years of membership in the Executive Board of the Company.